UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

March 12, 2015

Commission	Registrant; State of Incorporation	IRS Employer
File Number	Address; and Telephone Number	Identification No.

001-09057	WISCONSIN ENERGY CORPORATION	39-1391525
(A Wisconsin Corporation)
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201
(414) 221-2345

001-01245	WISCONSIN ELECTRIC POWER COMPANY	39-0476280
(A Wisconsin Corporation)
231 West Michigan Street
P.O. Box 2046
Milwaukee, WI 53201
(414) 221-2345

The name and address of each registrant have not changed since the last report.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

WISCONSIN ENERGY CORPORATION
WISCONSIN ELECTRIC POWER COMPANY

ITEM 8.01  OTHER EVENTS.

On March 12, 2015, Wisconsin Energy Corporation and Wisconsin Electric Power Company entered into an Amended and Restated Settlement Agreement (the “Amended Agreement”) with the Attorney General of the State of Michigan, the Staff of the Michigan Public Service Commission (“MPSC”), and Tilden Mining Company and Empire Iron Mining Partnership (collectively, the “Mines”) to resolve all objections these parties raised at the MPSC to Wisconsin Energy’s acquisition of Integrys Energy Group, Inc. (the “Merger”).  The Amended Agreement includes the following provisions:

•                  The parties to the Amended Agreement agree that the Merger satisfies the applicable requirements under Michigan law and should be approved by the MPSC.

•                  Wisconsin Electric will not enter into a System Support Resource agreement for the operation of Presque Isle Power Plant (“PIPP”) so long as both Mines, if operational, remain full requirements customers of Wisconsin Electric until the earlier of (i) the date a new, clean generation plant located in the Upper Peninsula of Michigan (the “Plant”) commences commercial operation or (ii) December 31, 2019.

•                  Wisconsin Energy commits to invest, or to have, if formed, its future Michigan jurisdictional utility invest, in the Plant by engaging in any of the following transactions, subject to the issuance of a Certificate of Necessity from the MPSC:

•                  At the option of the Mines (i) become a minority investor in the Plant that the Mines may propose with a potential third party, and agree to off-take the amount of energy needed to serve the Michigan jurisdictional non-Mines load of Wisconsin Energy’s utility subsidiaries; or (ii) off-take the amount of energy equal to the Michigan jurisdictional non-Mines load of Wisconsin Energy’s electric utility subsidiaries without making a minority equity investment in the Plant.  Any such investment will be on the same financial terms as the majority investor.

•                  If the agreement for the aforementioned investment is not executed by July 31, 2016, (i) negotiate an agreement with the Mines to develop the Plant; or (ii) off-take the amount of energy equal to the Michigan jurisdictional non-Mines load of Wisconsin Energy’s electric utility subsidiaries without making a minority equity investment in the Plant.  Any such investment will be on the same financial terms as the Mines.

•                  If the agreement with the Mines is not executed by December 31, 2016, and it is reasonable and prudent and in the best interests of Michigan ratepayers, construct, own and operate the Plant as a Michigan-only asset, subject to the Mines having previously signed an agreement to receive all of their electric requirements from the Plant for a period of 10 years beginning January 1, 2020.

•                  Wisconsin Energy agrees to form a Michigan-only jurisdictional utility to facilitate its investment in the Plant, if reasonable and prudent.

•                  The Amended Agreement is conditioned on the MPSC’s approval of the special contracts entered into between Wisconsin Electric and the Mines.

Other intervenors in the MPSC proceeding are not currently parties to the Amended Agreement, but will have the opportunity to join.

The Amended Agreement supersedes and replaces the settlement agreement entered into by the same parties on January 30, 2015.

In addition, on March 12, 2015, Wisconsin Electric entered into a special contract with each of the Mines to provide full requirements electric service to the Mines through December 31, 2019.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the risk that financing for the proposed merger may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication.  Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.  A further list and description of risks and uncertainties at Integrys can be found in Integrys’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

In connection with the proposed merger, Wisconsin Energy filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys.  The registration statement was declared effective by the SEC on October 6, 2014.  Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders and will file other documents regarding the proposed merger with the SEC. Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WISCONSIN ENERGY CORPORATION
(Registrant)

/s/ STEPHEN P. DICKSON
Date: March 13, 2015	Stephen P. Dickson — Vice President and Controller

WISCONSIN ELECTRIC POWER COMPANY
(Registrant)

/s/ STEPHEN P. DICKSON
Date: March 13, 2015	Stephen P. Dickson — Vice President and Controller